

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.	**0001063292**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 11, 2003, Series 2003-HS1	**333-81236**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 11, 2007

ACE SECURITIES CORP.

By: 
Name: Douglas K. Johnson
Title: President

By: 
Name: Evelyn Echevarria
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$400,863,000 *(Approximate)*

Home Equity Loan Trust
Series 2003-HS1

Ace Securities Corp
(Depositor)

Homestar Mortgage Services
(Originator)

Deutsche Bank 

August7, 2003


RECEIVED
AUG 2 1 2003
WASH, D.C.
152
SECTION

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED August 7, 2003

Ace Securities Corp.
Home Equity Loan Trust, Series 2003-HS1
$400,863,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings M / S / F
A-1	284,089,000	Float	2.54	09/03 - 12/10	0	ACT/360	June 2033	Aaa / AAA / AAA
A-2	59,654,000	Float	2.54	09/03 - 12/10	0	ACT/360	June 2033	Aaa / AAA / AAA
M-1	22,440,000	Float	4.97	11/06 - 12/10	0	ACT/360	June 2033	Aa2 / AA / AA
M-2	20,400,000	Float	4.92	10/06 - 12/10	0	ACT/360	June 2033	A2 / A / A
M-3	4,080,000	Float	4.91	10/06 - 12/10	0	ACT/360	June 2033	A3 / A- / A-
M-4	4,080,000	Float	4.89	09/06 - 12/10	0	ACT/360	June 2033	Baa1 / BBB+ / BBB+
M-5	2,040,000	Float	4.89	09/06 - 12/10	0	ACT/360	June 2033	Baa2 / BBB / BBB
M-6	4,080,000	Float	4.80	09/06 - 12/10	0	ACT/360	June 2033	Baa3 / BBB- / BBB-
Total	**$400,863,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Offered Certificates: The Class A-1 Certificates and the Class A-2 Certificates (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Mezzanine Certificates"). The Class A-1 Certificates are backed by conforming balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed and adjustable-rate first lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates are supported by all of the mortgage loans. The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate

Transaction Overview

Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 3,238 adjustable-rate and fixed-rate, first lien and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $408,003,596 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 2,910 conforming balance fixed and adjustable-rate Mortgage Loans totaling $337,197,971 and the Group II Mortgage Loans will represent approximately 328 fixed and adjustable-rate Mortgage Loans with conforming and non-conforming principal balances totaling $$70,805,625.
Class A Certificates:	Class A-1 and Class A-2 Certificates
Class M Certificates:	Class M-1, Class M-2,Class M-3, Class M-4, Class M-5 and Class M-6 Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originator:	Homestar Mortgage Services, LLC
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Servicer:	Primary servicing will be provided by PCFS Financial Services Inc.
Trustee:	Bank One National Association
Custodian:	Wells Fargo Bank Minnesota, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc..
Cut-off Date:	August 1, 2003.
Expected Pricing:	Week of August 11, 2003
Expected Closing Date:	On or about August 19, 2003
Record Date:	The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in September 2003.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the [10th] day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Soldiers' and Sailors' Civil Relief Act of 1940.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Trustee, Servicer, Credit Risk Manager, PMI Provider and Custodian will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 1.186% basis points for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls in full up to the Servicing Fee payable to the Servicer
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Primary Mortgage Insurance Policy:	As of the Cut-off Date, approximately 45.08% of the aggregate principal balance of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Mortgage Guaranty Insurance Corporation ("MGIC"). For each of those Mortgage Loans, MGIC provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Transaction Overview (Cont.)

Optional Termination: On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the owner of a non-offered subordinate certificate will have the option to purchase from the trust all remaining Mortgage Loans causing an early retirement of the Certificates; provided, however, that if the owner of such non-offered subordinate certificate is an affiliate of the Seller, such owner will not have the option to purchase from the trust all remaining Mortgage Loans causing an early retirement of the Certificates

Monthly Servicer Advances: The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicer and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement

Credit Enhancement:
1) Excess Interest
2) Overcollateralization ("OC")
3) Subordination

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-6 Certificates, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Dates).

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be 1.75% of the original aggregate principal balance of the Mortgage Loans. If, due to losses, the Overcollateralization Amount is reduced below 1.75%, excess spread, if any is available, will be applied to first pay principal on the Class A Certificates, then principal on the Mezzanine Certificates.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount:

An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the mortgage loans.

Stepdown Date:

Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in September 2006 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the mortgage loans, but prior to any distribution of principal to the holders of the certificates) is equal to 31.50%.

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(M / S / F)	Initial CE %	CE % On/After Step Down Date
A	Aaa / AAA / AAA	15.75%	31.50%
M-1	Aa2 /AA/ AA	10.25%	20.50%
M-2	A2 / A / A	5.25%	10.50%
M-3	A3 / A- / A-	4.25%	8.50%
M-4	Baa1 / BBB+ / BBB+	3.25%	6.50%
M-5	Baa2 / BBB / BBB	2.75%	5.50%
M-6	Baa3 / BBB- / BBB-	1.75%	3.50%

Net Monthly Excess Cashflow:

For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate:

Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The rate per annum (adjusted for the actual number of days elapsed in the Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2003-HS1 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date and (iv) all Compensating Interest paid by the Servicer in respect of Prepayment Interest Shortfalls for the related due period.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the Certificate Principal Balance of the Class A Certificates have been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a 31.50% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage). The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Transaction Overview (Cont.)

Class A Principal Distribution Amount (Cont.):

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of such Class A Certificates on that Distribution Date, and the amount of principal distributions distributable to the holders of such Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the other class of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class of Class A Certificates has been reduced to zero.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Class M Certificates, first to the Class M-1 Certificates until it reaches a 20.50% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches 10.50% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 8.50% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 6.50% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 5.50% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches a 3.50% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Class M Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up:

On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates and the Class M Certificates will increase by the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M	1.5 x Margin

Trigger Event:

If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test:

The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 16.50%.

Transaction Overview (Cont.)

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
September 2006 to August 2007	2.75%, plus 1/12th of 1.25% for each month thereafter
September 2007 to August 2008	4.00%, plus 1/12th of 1.25% for each month thereafter
September 2008 to August 2009	5.25%, plus 1/12th of 0.50% for each month thereafter
September 2009 and thereafter	5.75%

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described below.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described below.
4. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates.
6. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A and the Mezzanine Certificates in the same order of priority as described in 1 above.
7. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
A1	Avg Life	18.97	4.82	2.54	1.91	1.28
	Modified Duration	16.35	4.57	2.48	1.88	1.27
	First Payment Date	Sep-03	Sep-03	Sep-03	Sep-03	Sep-03
	Last Payment Date	Dec-31	Mar-17	Dec-10	Apr-09	Oct-07
A2	Avg Life	19.03	4.82	2.54	1.91	1.28
	Modified Duration	16.40	4.57	2.48	1.88	1.27
	First Payment Date	Sep-03	Sep-03	Sep-03	Sep-03	Sep-03
	Last Payment Date	Dec-31	Mar-17	Dec-10	Apr-09	Oct-07
M1	Avg Life	26.05	8.99	4.97	4.35	4.18
	Modified Duration	20.68	8.24	4.75	4.19	4.04
	First Payment Date	Jul-25	Nov-07	Nov-06	Feb-07	Sep-07
	Last Payment Date	Dec-31	Mar-17	Dec-10	Apr-09	Oct-07
M2	Avg Life	26.05	8.99	4.92	4.16	3.83
	Modified Duration	18.17	7.79	4.55	3.91	3.63
	First Payment Date	Jul-25	Nov-07	Oct-06	Nov-06	Jan-07
	Last Payment Date	Dec-31	Mar-17	Dec-10	Apr-09	Oct-07
M3	Avg Life	26.05	8.99	4.91	4.09	3.60
	Modified Duration	16.73	7.51	4.44	3.78	3.37
	First Payment Date	Jul-25	Nov-07	Oct-06	Oct-06	Dec-06
	Last Payment Date	Dec-31	Mar-17	Dec-10	Apr-09	Oct-07
M4	Avg Life	26.05	8.99	4.89	4.06	3.54
	Modified Duration	14.94	7.14	4.29	3.65	3.24
	First Payment Date	Jul-25	Nov-07	Sep-06	Oct-06	Nov-06
	Last Payment Date	Dec-31	Mar-17	Dec-10	Apr-09	Oct-07
M5	Avg Life	26.05	8.99	4.89	4.06	3.51
	Modified Duration	14.15	6.96	4.23	3.61	3.18
	First Payment Date	Jul-25	Nov-07	Sep-06	Oct-06	Nov-06
	Last Payment Date	Dec-31	Mar-17	Dec-10	Apr-09	Oct-07
M6	Avg Life	26.01	8.84	4.80	3.97	3.41
	Modified Duration	14.14	6.88	4.16	3.54	3.10
	First Payment Date	Jul-25	Nov-07	Sep-06	Sep-06	Oct-06
	Last Payment Date	Dec-31	Mar-17	Dec-10	Apr-09	Oct-07

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	155% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A1	Avg Life	19.01	5.16	2.77	2.09	1.38
	Modified Duration	16.38	4.84	2.68	2.04	1.37
	First Payment Date	Sep-03	Sep-03	Sep-03	Sep-03	Sep-03
	Last Payment Date	Jan-33	Jul-29	Oct-19	Aug-16	Apr-13
A2	Avg Life	19.08	5.17	2.77	2.10	1.39
	Modified Duration	16.43	4.86	2.69	2.05	1.37
	First Payment Date	Sep-03	Sep-03	Sep-03	Sep-03	Sep-03
	Last Payment Date	Jan-33	Jul-29	Oct-19	Aug-16	Apr-13
M1	Avg Life	26.16	9.75	5.47	4.74	4.92
	Modified Duration	20.75	8.81	5.18	4.54	4.73
	First Payment Date	Jul-25	Nov-07	Nov-06	Feb-07	Sep-07
	Last Payment Date	Dec-32	Nov-25	Sep-16	Nov-13	Mar-11
M2	Avg Life	26.15	9.63	5.33	4.48	4.08
	Modified Duration	18.22	8.21	4.88	4.18	3.84
	First Payment Date	Jul-25	Nov-07	Oct-06	Nov-06	Jan-07
	Last Payment Date	Nov-32	Dec-23	Apr-15	Oct-12	May-10
M3	Avg Life	26.13	9.43	5.20	4.32	3.77
	Modified Duration	16.77	7.78	4.66	3.96	3.51
	First Payment Date	Jul-25	Nov-07	Oct-06	Oct-06	Dec-06
	Last Payment Date	Aug-32	Sep-20	Apr-13	Feb-11	Feb-09
M4	Avg Life	26.11	9.29	5.09	4.22	3.66
	Modified Duration	14.96	7.30	4.44	3.78	3.34
	First Payment Date	Jul-25	Nov-07	Sep-06	Oct-06	Nov-06
	Last Payment Date	Jun-32	Aug-19	Aug-12	Aug-10	Oct-08
M5	Avg Life	26.09	9.15	4.99	4.14	3.57
	Modified Duration	14.16	7.04	4.30	3.67	3.23
	First Payment Date	Jul-25	Nov-07	Sep-06	Oct-06	Nov-06
	Last Payment Date	Mar-32	Apr-18	Oct-11	Dec-09	Apr-08
M6	Avg Life	26.01	8.85	4.80	3.97	3.42
	Modified Duration	14.15	6.89	4.17	3.54	3.10
	First Payment Date	Jul-25	Nov-07	Sep-06	Sep-06	Oct-06
	Last Payment Date	Jan-32	Sep-17	Mar-11	Jul-09	Dec-07

Ace Securities Corp.
Home Equity Loan Trust, Series 2003-HS1

Deutsche Bank 

Aggregate Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	9/25/03	6.06
2	10/25/03	7.48
3	11/25/03	7.24
4	12/25/03	7.48
5	1/25/04	7.24
6	2/25/04	7.24
7	3/25/04	7.74
8	4/25/04	7.24
9	5/25/04	7.48
10	6/25/04	7.24
11	7/25/04	7.48
12	8/25/04	7.24
13	9/25/04	7.24
14	10/25/04	7.48
15	11/25/04	7.24
16	12/25/04	7.48
17	1/25/05	7.26
18	2/25/05	8.65
19	3/25/05	10.27
20	4/25/05	9.31
21	5/25/05	9.61
22	6/25/05	9.30
23	7/25/05	9.62
24	8/25/05	9.76
25	9/25/05	9.97
26	10/25/05	10.31
27	11/25/05	9.97
28	12/25/05	10.30
29	1/25/06	9.97
30	2/25/06	10.42
31	3/25/06	11.76
32	4/25/06	10.63
33	5/25/06	10.98
34	6/25/06	10.62
35	7/25/06	10.97
36	8/25/06	11.06
37	9/25/06	11.26
38	10/25/06	11.64
39	11/25/06	11.26
40	12/25/06	11.63
41	1/25/07	11.25
42	2/25/07	11.24
43	3/25/07	12.44
44	4/25/07	11.23
45	5/25/07	11.60

Aggregate Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
46	6/25/07	11.22
47	7/25/07	11.59
48	8/25/07	11.21
49	9/25/07	11.20
50	10/25/07	11.57
51	11/25/07	11.19
52	12/25/07	11.56
53	1/25/08	11.18
54	2/25/08	11.17
55	3/25/08	11.94
56	4/25/08	11.16
57	5/25/08	11.53
58	6/25/08	11.15
59	7/25/08	11.51
60	8/25/08	11.14
61	9/25/08	11.13
62	10/25/08	11.50
63	11/25/08	11.12
64	12/25/08	11.48
65	1/25/09	11.11
66	2/25/09	11.10
67	3/25/09	12.28
68	4/25/09	11.09
69	5/25/09	11.45
70	6/25/09	11.08
71	7/25/09	11.44
72	8/25/09	11.06
73	9/25/09	11.06
74	10/25/09	11.42
75	11/25/09	11.05
76	12/25/09	11.41
77	1/25/10	11.03
78	2/25/10	11.03
79	3/25/10	12.20
80	4/25/10	11.02
81	5/25/10	11.38
82	6/25/10	11.01
83	7/25/10	11.37
84	8/25/10	10.99
85	9/25/10	10.99
86	10/25/10	11.35
87	11/25/10	10.98
88	12/25/10	11.33
89	1/25/11	10.96

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

Group I Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	9/25/03	5.87
2	10/25/03	7.24
3	11/25/03	7.00
4	12/25/03	7.24
5	1/25/04	7.00
6	2/25/04	7.00
7	3/25/04	7.49
8	4/25/04	7.00
9	5/25/04	7.24
10	6/25/04	7.00
11	7/25/04	7.24
12	8/25/04	7.00
13	9/25/04	7.00
14	10/25/04	7.24
15	11/25/04	7.00
16	12/25/04	7.24
17	1/25/05	7.11
18	2/25/05	8.94
19	3/25/05	9.91
20	4/25/05	8.94
21	5/25/05	9.27
22	6/25/05	9.04
23	7/25/05	9.37
24	8/25/05	9.67
25	9/25/05	9.67
26	10/25/05	9.99
27	11/25/05	9.67
28	12/25/05	10.01
29	1/25/06	9.72
30	2/25/06	10.31
31	3/25/06	11.42
32	4/25/06	10.31
33	5/25/06	10.65
34	6/25/06	10.33
35	7/25/06	10.70
36	8/25/06	10.94
37	9/25/06	10.94
38	10/25/06	11.30
39	11/25/06	10.94
40	12/25/06	11.32
41	1/25/07	10.95
42	2/25/07	10.95
43	3/25/07	12.12
44	4/25/07	10.94
45	5/25/07	11.30

Group I Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
46	6/25/07	10.92
47	7/25/07	11.28
48	8/25/07	10.91
49	9/25/07	10.91
50	10/25/07	11.26
51	11/25/07	10.89
52	12/25/07	11.25
53	1/25/08	10.88
54	2/25/08	10.87
55	3/25/08	11.62
56	4/25/08	10.86
57	5/25/08	11.22
58	6/25/08	10.85
59	7/25/08	11.20
60	8/25/08	10.84
61	9/25/08	10.83
62	10/25/08	11.18
63	11/25/08	10.82
64	12/25/08	11.17
65	1/25/09	10.80
66	2/25/09	10.80
67	3/25/09	11.95
68	4/25/09	10.78
69	5/25/09	11.14
70	6/25/09	10.77
71	7/25/09	11.12
72	8/25/09	10.76
73	9/25/09	10.75
74	10/25/09	11.10
75	11/25/09	10.74
76	12/25/09	11.09
77	1/25/10	10.73
78	2/25/10	10.72
79	3/25/10	11.86
80	4/25/10	10.71
81	5/25/10	11.06
82	6/25/10	10.69
83	7/25/10	11.04
84	8/25/10	10.68
85	9/25/10	10.67
86	10/25/10	11.02
87	11/25/10	10.66
88	12/25/10	11.01
89	1/25/11	10.65

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

Group II Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	9/25/03	6.03
2	10/25/03	7.44
3	11/25/03	7.20
4	12/25/03	7.44
5	1/25/04	7.20
6	2/25/04	7.20
7	3/25/04	7.69
8	4/25/04	7.20
9	5/25/04	7.44
10	6/25/04	7.20
11	7/25/04	7.44
12	8/25/04	7.20
13	9/25/04	7.20
14	10/25/04	7.44
15	11/25/04	7.20
16	12/25/04	7.44
17	1/25/05	7.23
18	2/25/05	8.70
19	3/25/05	10.21
20	4/25/05	9.24
21	5/25/05	9.55
22	6/25/05	9.26
23	7/25/05	9.57
24	8/25/05	9.75
25	9/25/05	9.91
26	10/25/05	10.25
27	11/25/05	9.92
28	12/25/05	10.25
29	1/25/06	9.92
30	2/25/06	10.40
31	3/25/06	11.70
32	4/25/06	10.57
33	5/25/06	10.92
34	6/25/06	10.57
35	7/25/06	10.92
36	8/25/06	11.04
37	9/25/06	11.21
38	10/25/06	11.58
39	11/25/06	11.21
40	12/25/06	11.58
41	1/25/07	11.20
42	2/25/07	11.19
43	3/25/07	12.39
44	4/25/07	11.18
45	5/25/07	11.55

Group II Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
46	6/25/07	11.17
47	7/25/07	11.53
48	8/25/07	11.16
49	9/25/07	11.15
50	10/25/07	11.52
51	11/25/07	11.14
52	12/25/07	11.50
53	1/25/08	11.13
54	2/25/08	11.12
55	3/25/08	11.88
56	4/25/08	11.11
57	5/25/08	11.47
58	6/25/08	11.10
59	7/25/08	11.46
60	8/25/08	11.08
61	9/25/08	11.08
62	10/25/08	11.44
63	11/25/08	11.07
64	12/25/08	11.43
65	1/25/09	11.05
66	2/25/09	11.05
67	3/25/09	12.22
68	4/25/09	11.04
69	5/25/09	11.40
70	6/25/09	11.02
71	7/25/09	11.38
72	8/25/09	11.01
73	9/25/09	11.01
74	10/25/09	11.37
75	11/25/09	10.99
76	12/25/09	11.35
77	1/25/10	10.98
78	2/25/10	10.97
79	3/25/10	12.14
80	4/25/10	10.96
81	5/25/10	11.32
82	6/25/10	10.95
83	7/25/10	11.31
84	8/25/10	10.94
85	9/25/10	10.93
86	10/25/10	11.29
87	11/25/10	10.92
88	12/25/10	11.28
89	1/25/11	10.91

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	3,238	Index Type:	
Aggregate Principal Balance:	$408,003,596	6 Month LIBOR:	73.71%
Conforming Principal Balance Loans:	$361,004,136	Fixed Rate:	26.29%
Average Principal Balance:	$126,005	Weighted Average Initial Periodic Cap:	2.999%
Range:	$12,247 - $497,666	Weighted Average Subsequent Periodic Cap:	1.000%
Weighted Average Coupon:	8.624%	Weighted Average Lifetime Rate Cap:	6.000%
Range:	5.570% - 12.750%	Property Type:	
Weighted Average Gross Margin:	8.195%	Single Family:	69.79%
Range:	4.950% - 11.125%	PUD:	16.17%
Weighted Average Remaining Term:	342 months	Condo:	3.56%
Range:	169 Months – 358 months	2-4 Family:	10.48%
Weighted Average Seasoning:	6 months	Manufactured Housing:	0.00%
Latest Maturity Date:	2033-06-01	Occupancy Status:	
State Concentration (>5%):		Primary:	86.34%
Florida:	25.00%	Investment:	10.05%
New York	9.00%	Second Home:	3.62%
New Jersey	9.00%	Documentation Status:	
Georgia	6.00%	Full:	50.66%
South Carolina	5.00%	Stated:	49.03%
Weighted Average Combined Original LTV:	81.88%	Limited	0.32%
Range:	11.22% - 100.00%	Weighted Average Prepayment Penalty - Term:	25 Months
First Liens:	99.40%	Loans with Prepay Penalties:	82.20%
Second Liens	0.60%	Loans with Mortgage Insurance to 60%:	45.08%
Non-Balloon Loans:	94.96%		
Weighted Average FICO Score:	603		

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed-Rate	1,062	$107,267,360	26.29%
ARM	2,176	300,736,236	73.71
Total:	**3,238**	**%408,003,596**	**100.00%**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	254	$11,129,054	2.71%
50,000.01 - 100,000.00	1,286	95,628,899	23.33
100,000.01 - 150,000.00	867	106,783,897	26.05
150,000.01 - 200,000.00	373	64,741,950	15.79
200,000.01 - 250,000.00	191	42,465,250	10.36
250,000.01 - 300,000.00	101	27,686,574	6.75
300,000.01 - 350,000.00	81	26,343,772	6.43
350,000.01 - 400,000.00	44	16,569,250	4.04
400,000.01 - 450,000.00	22	9,450,100	2.31
450,000.01 - 500,000.00	19	9,117,900	2.22
Total:	**3,238**	**$409,916,646**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	257	$11,222,815	2.75%
50,000.01 - 100,000.00	1,288	95,548,870	23.42
100,000.01 - 150,000.00	866	106,415,922	26.08
150,000.01 - 200,000.00	373	64,613,121	15.84
200,000.01 - 250,000.00	188	41,686,849	10.22
250,000.01 - 300,000.00	101	27,614,420	6.77
300,000.01 - 350,000.00	80	25,926,598	6.35
350,000.01 - 400,000.00	44	16,498,382	4.04
400,000.01 - 450,000.00	22	9,408,309	2.31
450,000.01 - 500,000.00	19	9,068,309	2.22
Total:	**3,238**	**$408,003,596**	**100.00%**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	283	$26,044,066	6.38%
181 - 240	20	1,753,460	0.43
241 - 300	1	254,866	0.06
301 - 360	2,934	379,951,203	93.12
Total:	**3,238**	**$408,003,596**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	4	$1,191,610	0.29%
6.000 - 6.499	15	3,021,928	0.74
6.500 - 6.999	86	16,779,269	4.11
7.000 - 7.499	127	19,350,895	4.74
7.500 - 7.999	397	58,758,966	14.40
8.000 - 8.499	463	60,001,373	14.71
8.500 - 8.999	896	113,407,569	27.80
9.000 - 9.499	570	64,343,589	15.77
9.500 - 9.999	445	48,112,186	11.79
10.000 - 10.499	127	13,119,512	3.22
10.500 - 10.999	74	6,878,307	1.69
11.000 - 11.499	18	1,676,484	0.41
11.500 - 11.999	12	1,039,696	0.25
12.000 - 12.499	3	240,347	0.06
12.500 - 12.999	1	81,867	0.02
Total:	**3,238**	**$408,003,596**	**100.00%**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 30.00	15	$1,048,215	0.26%
30.01 - 35.00	11	1,062,435	0.26
35.01 - 40.00	10	887,468	0.22
40.01 - 45.00	20	2,124,885	0.52
45.01 - 50.00	38	3,622,683	0.89
50.01 - 55.00	36	4,355,114	1.07
55.01 - 60.00	64	6,669,369	1.63
60.01 - 65.00	132	16,281,974	3.99
65.01 - 70.00	209	25,479,985	6.25
70.01 - 75.00	277	33,488,333	8.21
75.01 - 80.00	675	79,608,480	19.51
80.01 - 85.00	410	54,780,586	13.43
85.01 - 90.00	1,106	146,968,532	36.02
90.01 - 95.00	234	31,484,618	7.72
95.01 - 100.00	1	140,920	0.03
Total:	**3,238**	**$408,003,596**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 524	68	$6,424,984	1.57%
525 - 549	405	45,120,275	11.06
550 - 574	567	68,637,402	16.82
575 - 599	573	71,017,236	17.41
600 - 624	715	96,165,335	23.57
625 - 649	473	62,966,131	15.43
650 - 674	239	33,326,812	8.17
675 - 699	94	11,853,190	2.91
700 - 724	52	6,266,499	1.54
725 - 749	28	2,943,277	0.72
750 - 774	16	2,253,803	0.55
775 - 799	6	864,184	0.21
Greater than or equal to 800	2	164,469	0.04
Total:	**3,238**	**$408,003,596**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Florida	879	$103,950,962	25.48%
New York	221	38,483,180	9.43
New Jersey	188	37,163,568	9.11
Georgia	196	26,372,940	6.46
South Carolina	210	22,423,677	5.50
North Carolina	202	22,285,465	5.46
Tennessee	212	18,799,549	4.61
Texas	137	17,754,147	4.35
Ohio	182	15,690,240	3.85
Massachusetts	72	15,551,479	3.81
Connecticut	72	12,475,876	3.06
Pennsylvania	86	10,006,936	2.45
Kentucky	91	7,452,241	1.83
Virginia	48	7,112,966	1.74
Alabama	70	6,626,054	1.62
Maryland	42	6,426,906	1.58
Illinois	35	4,814,896	1.18
Mississippi	52	4,484,468	1.10
Minnesota	27	4,137,383	1.01
Colorado	16	3,905,524	0.96
District of Columbia	22	3,235,838	0.79
California	23	2,993,420	0.73
Indiana	35	2,983,587	0.73
Michigan	26	2,977,822	0.73
Missouri	25	2,535,267	0.62
Rhode Island	15	1,983,572	0.49
Wisconsin	12	1,352,306	0.33
Louisiana	14	1,261,007	0.31
Arkansas	11	730,743	0.18
Arizona	4	551,709	0.14
West Virginia	5	507,923	0.12
Kansas	3	288,171	0.07
Hawaii	1	216,495	0.05
Delaware	1	161,652	0.04
New Hampshire	1	149,572	0.04
Nevada	1	126,940	0.03
Maine	1	29,119	0.01
Total:	**3,238**	**$408,003,596**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	2,685	$352,257,461	86.34%
Investment	450	40,986,321	10.05
Second Home	103	14,759,814	3.62
Total:	**3,238**	**$408,003,596**	**100.00%**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	1,862	$206,678,520	50.66%
Stated Documentation	1,363	200,033,754	49.03
No Documentation	13	1,291,322	0.32
Total:	**3,238**	**$408,003,596**	**100.00%**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	1,643	$208,984,412	51.22%
Purchase	1,385	173,750,227	42.59
Refinance - Rate Term	210	25,268,957	6.19
Total:	**3,238**	**$408,003,596**	**100.00%**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	2,370	$284,729,915	69.79%
PUD	414	65,971,000	16.17
2-4 Family	306	42,757,756	10.48
Condo	148	14,544,926	3.56
Total:	**3,238**	**$408,003,596**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
February 2004	1	$180,201	0.06%
April 2004	1	163,251	0.05
May 2004	4	386,883	0.13
June 2004	3	537,437	0.18
July 2004	11	1,474,422	0.49
August 2004	65	9,517,451	3.16
September 2004	114	17,977,555	5.98
October 2004	230	31,391,749	10.44
November 2004	212	27,470,797	9.13
December 2004	206	29,656,940	9.86
January 2005	264	34,865,884	11.59
February 2005	204	27,554,510	9.16
March 2005	246	34,847,331	11.59
April 2005	229	32,690,376	10.87
May 2005	225	31,551,407	10.49
June 2005	161	20,470,043	6.81
Total:	**2,176**	**$300,736,236**	**100.00%**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	1	$295,139	0.10%
5.000 - 5.499	4	1,191,610	0.40
5.500 - 5.999	10	2,215,355	0.74
6.000 - 6.499	44	9,481,272	3.15
6.500 - 6.999	66	12,809,952	4.26
7.000 - 7.499	208	36,228,030	12.05
7.500 - 7.999	277	41,045,342	13.65
8.000 - 8.499	567	81,174,119	26.99
8.500 - 8.999	508	60,356,306	20.07
9.000 - 9.499	356	41,998,216	13.97
9.500 - 9.999	100	10,718,512	3.56
10.000 - 10.499	26	2,425,766	0.81
10.500 - 10.999	8	677,039	0.23
11.000 - 11.499	1	119,578	0.04
Total:	**2,176**	**$300,736,236**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 - 11.999	4	$1,191,610	0.40%
12.000 - 12.499	10	2,215,355	0.74
12.500 - 12.999	60	12,978,846	4.32
13.000 - 13.499	85	14,534,810	4.83
13.500 - 13.999	258	43,199,191	14.36
14.000 - 14.499	315	44,166,786	14.69
14.500 - 14.999	607	83,873,984	27.89
15.000 - 15.499	402	49,077,937	16.32
15.500 - 15.999	306	35,450,354	11.79
16.000 - 16.499	75	8,944,036	2.97
16.500 - 16.999	42	4,102,467	1.36
17.000 - 17.499	8	628,923	0.21
17.500 - 17.999	2	143,839	0.05
18.000 - 18.499	2	228,100	0.08
Total:	**2,176**	**$300,736,236**	**100.00%**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	4	$1,191,610	0.40%
6.000 - 6.499	10	2,215,355	0.74
6.500 - 6.999	60	12,978,846	4.32
7.000 - 7.499	85	14,534,810	4.83
7.500 - 7.999	258	43,199,191	14.36
8.000 - 8.499	315	44,166,786	14.69
8.500 - 8.999	607	83,873,984	27.89
9.000 - 9.499	402	49,077,937	16.32
9.500 - 9.999	306	35,450,354	11.79
10.000 - 10.499	75	8,944,036	2.97
10.500 - 10.999	42	4,102,467	1.36
11.000 - 11.499	8	628,923	0.21
11.500 - 11.999	2	143,839	0.05
12.000 - 12.499	2	228,100	0.08
Total:	**2,176**	**$300,736,236**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	1	$89,798	0.03%
3	2,175	300,646,438	99.97
Total:	**2,176**	**$300,736,236**	**100.00%**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	544	$72,610,291	17.80%
4	1	128,008	0.03
6	24	2,434,870	0.60
12	265	40,569,326	9.94
24	1,615	214,304,729	52.53
36	788	77,824,431	19.07
60	1	131,941	0.03
Total:	**3,238**	**$408,003,596**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	2,910	Index Type:	
Aggregate Principal Balance:	$337,197,971	6 Month LIBOR:	73.87%
Conforming Principal Balance Loans:	$337,197,971	Fixed Rate:	26.13%
Average Principal Balance:	$115,876	Weighted Average Initial Periodic Cap:	2.999%
Range:	$12,247 - $408,844	Weighted Average Subsequent Periodic Cap:	1.000%
Weighted Average Coupon:	8.762%	Weighted Average Lifetime Rate Cap:	6.000%
Range:	5.750% - 12.750%	Property Type:	
Weighted Average Gross Margin:	8.245%	Single Family:	70.34%
Range:	4.950% - 11.125%	PUD:	14.11%
Weighted Average Remaining Term:	341 months	Condo:	3.94%
Range:	169 Months – 358 months	2-4 Family:	11.62%
Weighted Average Seasoning:	6 months	Manufactured Housing:	0.00%
Latest Maturity Date:	2033-06-01	Occupancy Status:	
State Concentration (>5%):		Primary:	85.65%
Florida:	26.00%	Investment:	11.18%
New York	9.00%	Second Home:	3.16%
New Jersey	9.00%	Documentation Status:	
Georgia	6.00%	Full:	53.06%
North Carolina	6.00%	Stated:	46.62%
Weighted Average Combined Original LTV:	81.66%	No Documentation	0.31%
Range:	11.22% - 100.00%	Weighted Average Prepayment Penalty - Term:	25 Months
First Liens:	99.55%	Loans with Prepay Penalties:	81.49%
Second Liens	0.45%	Loans with Mortgage Insurance to 60%:	45.56%
Non-Balloon Loans:	94.85%		
Weighted Average FICO Score:	601		

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed-Rate	953	$88,118,975	26.13%
ARM	1,957	249,078,996	73.87
Total:	**2,910**	**$337,197,971**	**100.00%**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	241	$10,542,554	3.11%
50,000.01 - 100,000.00	1,197	89,067,689	26.29
100,000.01 - 150,000.00	800	98,391,862	29.04
150,000.01 - 200,000.00	361	62,727,150	18.52
200,000.01 - 250,000.00	179	39,573,000	11.68
250,000.01 - 300,000.00	88	24,172,139	7.13
300,000.01 - 350,000.00	36	11,329,740	3.34
350,000.01 - 400,000.00	7	2,574,850	0.76
400,000.01 - 450,000.00	1	410,550	0.12
Total:	**2,910**	**$338,789,534**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	244	$10,638,985	3.16%
50,000.01 - 100,000.00	1,199	89,016,369	26.40
100,000.01 - 150,000.00	799	98,064,222	29.08
150,000.01 - 200,000.00	361	62,604,545	18.57
200,000.01 - 250,000.00	176	38,805,151	11.51
250,000.01 - 300,000.00	88	24,116,132	7.15
300,000.01 - 350,000.00	35	10,977,537	3.26
350,000.01 - 400,000.00	7	2,566,185	0.76
400,000.01 - 450,000.00	1	408,844	0.12
Total:	**2,910**	**$337,197,971**	**100.00%**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	261	$22,647,881	6.72%
181 - 240	19	1,706,542	0.51
301 - 360	2,630	312,843,548	92.78
Total:	**2,910**	**$337,197,971**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	3	$819,876	0.24%
6.000 - 6.499	11	1,631,832	0.48
6.500 - 6.999	71	12,176,707	3.61
7.000 - 7.499	106	14,602,429	4.33
7.500 - 7.999	342	45,205,377	13.41
8.000 - 8.499	421	49,976,277	14.82
8.500 - 8.999	808	93,917,809	27.85
9.000 - 9.499	527	56,917,459	16.88
9.500 - 9.999	409	41,678,167	12.36
10.000 - 10.499	112	11,407,746	3.38
10.500 - 10.999	71	6,456,860	1.91
11.000 - 11.499	16	1,522,830	0.45
11.500 - 11.999	9	562,388	0.17
12.000 - 12.499	3	240,347	0.07
12.500 - 12.999	1	81,867	0.02
Total:	**2,910**	**$337,197,971**	**100.00%**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 30.00	14	$973,639	0.29%
30.01 - 35.00	11	1,062,435	0.32
35.01 - 40.00	9	823,675	0.24
40.01 - 45.00	18	2,006,248	0.59
45.01 - 50.00	34	3,216,602	0.95
50.01 - 55.00	31	3,719,225	1.10
55.01 - 60.00	58	5,940,341	1.76
60.01 - 65.00	120	13,475,342	4.00
65.01 - 70.00	184	20,251,394	6.01
70.01 - 75.00	249	28,074,506	8.33
75.01 - 80.00	623	68,582,225	20.34
80.01 - 85.00	364	44,311,799	13.14
85.01 - 90.00	985	119,354,370	35.40
90.01 - 95.00	209	25,265,251	7.49
95.01 - 100.00	1	140,920	0.04
Total:	**2,910**	**$337,197,971**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 524	64	$5,629,407	1.67%
525 - 549	375	40,155,538	11.91
550 - 574	512	58,394,331	17.32
575 - 599	524	61,825,335	18.34
600 - 624	640	78,100,472	23.16
625 - 649	419	49,074,881	14.55
650 - 674	205	25,508,681	7.56
675 - 699	84	9,586,525	2.84
700 - 724	41	4,282,836	1.27
725 - 749	27	2,701,172	0.80
750 - 774	13	1,337,320	0.40
775 - 799	4	437,006	0.13
Greater than or equal to 800	2	164,469	0.05
Total:	**2,910**	**$337,197,971**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Florida	797	$88,102,045	26.13%
New York	165	29,963,043	8.89
New Jersey	187	28,995,285	8.60
Georgia	166	19,698,798	5.84
South Carolina	185	19,420,146	5.76
North Carolina	194	19,066,978	5.65
Tennessee	198	16,684,516	4.95
Texas	67	14,320,253	4.25
Ohio	122	14,063,853	4.17
Massachusetts	164	13,469,570	3.99
Connecticut	61	9,552,261	2.83
Pennsylvania	72	7,339,634	2.18
Kentucky	87	7,150,965	2.12
Virginia	63	6,072,364	1.80
Alabama	40	5,678,048	1.68
Maryland	42	5,165,175	1.53
Illinois	34	4,566,027	1.35
Mississippi	50	3,910,552	1.16
Minnesota	25	3,670,288	1.09
Colorado	19	2,761,362	0.82
District of Columbia	25	2,637,356	0.78
California	33	2,477,345	0.73
Indiana	23	2,395,687	0.71
Michigan	11	1,843,295	0.55
Missouri	13	1,778,475	0.53
Rhode Island	12	1,352,306	0.40
Wisconsin	15	1,281,617	0.38
Louisiana	13	1,150,348	0.34
Arkansas	11	730,743	0.22
Arizona	5	507,923	0.15
West Virginia	3	419,767	0.12
Kansas	3	288,171	0.09
Hawaii	1	216,495	0.06
Delaware	1	161,652	0.05
New Hampshire	1	149,572	0.04
Nevada	1	126,940	0.04
Maine	1	29,119	0.01
Total:	**2,910**	**$337,197,971**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	2,403	$288,826,011	85.65%
Investment	418	37,704,254	11.18
Second Home	89	10,667,706	3.16
Total:	**2,910**	**$337,197,971**	**100.00%**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	1,703	$178,923,761	53.06%
Stated Documentation	1,196	157,218,091	46.62
No Documentation	11	1,056,119	0.31
Total:	**2,910**	**$337,197,971**	**100.00%**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	1,479	$173,833,837	51.55%
Purchase	1,244	142,707,833	42.32
Refinance - Rate Term	187	20,656,301	6.13
Total:	**2,910**	**$337,197,971**	**100.00%**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	2,144	$237,180,233	70.34%
PUD	347	47,562,031	14.11
2-4 Family	284	39,173,301	11.62
Condo	135	13,282,406	3.94%
Total:	**2,910**	**$337,197,971**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
February 2004	1	$180,201	0.07%
April 2004	1	163,251	0.07
May 2005	3	258,404	0.10
June 2004	2	216,243	0.09
July 2004	11	1,474,422	0.59
August 2004	57	7,535,716	3.03
September 2004	92	12,063,388	4.84
October 2004	200	24,210,508	9.72
November 2004	200	25,018,619	10.04
December 2004	184	24,260,587	9.74
January 2005	235	28,120,430	11.29
February 2005	189	24,000,575	9.64
March 2005	222	27,774,212	11.15
April 2005	209	28,419,030	11.41
May 2005	207	27,516,236	11.05
June 2005	144	17,867,174	7.17
Total:	**1,957**	**$249,078,996**	**100.00%**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	1	$295,139	0.12%
5.000 - 5.499	3	819,876	0.33
5.500 - 5.999	7	1,195,531	0.48
6.000 - 6.499	40	8,445,094	3.39
6.500 - 6.999	52	8,955,607	3.60
7.000 - 7.499	175	27,362,165	10.99
7.500 - 7.999	250	33,818,742	13.58
8.000 - 8.499	503	63,788,361	25.61
8.500 - 8.999	474	54,656,086	21.94
9.000 - 9.499	329	36,989,322	14.85
9.500 - 9.999	91	9,870,171	3.96
10.000 - 10.499	24	2,222,582	0.89
10.500 - 10.999	7	540,742	0.22
11.000 - 11.499	1	119,578	0.05
Total:	**1,957**	**$249,078,996**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 - 11.999	3	$819,876	0.33%
12.000 - 12.499	7	1,195,531	0.48
12.500 - 12.999	51	10,046,256	4.03
13.000 - 13.499	69	10,830,286	4.35
13.500 - 13.999	224	33,429,901	13.42
14.000 - 14.499	286	36,693,745	14.73
14.500 - 14.999	546	69,560,709	27.93
15.000 - 15.499	374	43,246,098	17.36
15.500 - 15.999	281	30,698,691	12.32
16.000 - 16.499	65	7,695,912	3.09
16.500 - 16.999	40	3,910,959	1.57
17.000 - 17.499	7	579,094	0.23
17.500 - 17.999	2	143,839	0.06
18.000 - 18.499	2	228,100	0.09
Total:	**1,957**	**$249,078,996**	**100.00%**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	3	$819,876	0.33%
6.000 - 6.499	7	1,195,531	0.48
6.500 - 6.999	51	10,046,256	4.03
7.000 - 7.499	69	10,830,286	4.35
7.500 - 7.999	224	33,429,901	13.42
8.000 - 8.499	286	36,693,745	14.73
8.500 - 8.999	546	69,560,709	27.93
9.000 - 9.499	374	43,246,098	17.36
9.500 - 9.999	281	30,698,691	12.32
10.000 - 10.499	65	7,695,912	3.09
10.500 - 10.999	40	3,910,959	1.57
11.000 - 11.499	7	579,094	0.23
11.500 - 11.999	2	143,839	0.06
12.000 - 12.499	2	228,100	0.09
Total:	**1,957**	**$249,078,996**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	1	$89,798	0.04%
3	1,956	248,989,197	99.96
Total:	**1,957**	**$249,078,996**	**100.00%**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	497	$62,428,009	18.51%
4	1	128,008	0.04
6	18	1,524,218	0.45
12	225	30,517,895	9.05
24	1,451	176,876,203	52.45
36	718	65,723,638	19.49
Total:	**2,910**	**$337,197,971**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL

Number of Mortgage Loans:	328	Index Type:	
Aggregate Principal Balance:	$70,805,625	6 Month LIBOR:	72.96%
Conforming Principal Balance Loans:	$23,846,165	Fixed Rate:	27.04%
Average Principal Balance:	$215,871	Weighted Average Initial Periodic Cap:	3.000%
Range:	$39,097 - $487,666	Weighted Average Subsequent Periodic Cap:	1.000%
Weighted Average Coupon:	8.392%	Weighted Average Lifetime Rate Cap:	6.000%
Range:	5.990% - 11.750%	Property Type:	
Weighted Average Gross Margin:	7.952%	Single Family:	67.16%
Range:	5.490% - 10.625%	PUD:	26.00%
Weighted Average Remaining Term:	344 months	Condo:	1.78%
Range:	170 Months – 358 months	2-4 Family:	5.06%
Weighted Average Seasoning:	7 months	Manufactured Housing:	0.00%
Latest Maturity Date:	2033-06-01	Occupancy Status:	
State Concentration (>5%):		Primary:	89.59%
Florida:	22.00%	Investment:	4.64%
New York	13.00%	Second Home:	5.78%
New Jersey	10.00%	Documentation Status:	
Georgia	9.00%	Full:	39.20%
Texas	5.00%	Stated:	60.47%
Weighted Average Combined Original LTV:	82.93%	No Documentation	0.33%
Range:	25.00% - 95.00%	Weighted Average Prepayment Penalty - Term:	24 Months
First Liens:	98.71%	Loans with Prepay Penalties:	85.62%
Second Liens	1.29%	Loans with Mortgage Insurance to 60%:	42.82%
Non-Balloon Loans:	95.51%		
Weighted Average FICO Score:	614		

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed-Rate	109	$19,148,384	27.04%
ARM	219	51,657,241	72.96
Total:	**328**	**$70,805,625**	**100.00%**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	13	$586,500	0.82%
50,000.01 - 100,000.00	89	6,561,210	9.22
100,000.01 - 150,000.00	67	8,392,035	11.80
150,000.01 - 200,000.00	12	2,014,800	2.83
200,000.01 - 250,000.00	12	2,892,250	4.07
250,000.01 - 300,000.00	13	3,514,435	4.94
300,000.01 - 350,000.00	45	15,014,032	21.11
350,000.01 - 400,000.00	37	13,994,400	19.68
400,000.01 - 450,000.00	21	9,039,550	12.71
450,000.01 - 500,000.00	19	9,117,900	12.82
Total:	**328**	**$71,127,112**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	13	$583,830	0.82%
50,000.01 - 100,000.00	89	6,532,502	9.23
100,000.01 - 150,000.00	67	8,351,699	11.80
150,000.01 - 200,000.00	12	2,008,577	2.84
200,000.01 - 250,000.00	12	2,881,698	4.07
250,000.01 - 300,000.00	13	3,498,288	4.94
300,000.01 - 350,000.00	45	14,949,061	21.11
350,000.01 - 400,000.00	37	13,932,197	19.68
400,000.01 - 450,000.00	21	8,999,465	12.71
450,000.01 - 500,000.00	19	9,068,309	12.81
Total:	**328**	**$70,805,625**	**100.00%**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	22	$3,396,185	4.80%
181 - 240	1	46,919	0.07
241 - 300	1	254,866	0.36
301 - 360	304	67,107,655	94.78
Total:	**328**	**$70,805,625**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	1	$371,734	0.53%
6.000 - 6.499	4	1,390,096	1.96
6.500 - 6.999	15	4,602,562	6.50
7.000 - 7.499	21	4,748,465	6.71
7.500 - 7.999	55	13,553,589	19.14
8.000 - 8.499	42	10,025,095	14.16
8.500 - 8.999	88	19,489,760	27.53
9.000 - 9.499	43	7,426,130	10.49
9.500 - 9.999	36	6,434,019	9.09
10.000 - 10.499	15	1,711,766	2.42
10.500 - 10.999	3	421,446	0.60
11.000 - 11.499	2	153,654	0.22
11.500 - 11.999	3	477,308	0.67
Total:	**328**	**$70,805,625**	**100.00%**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
less than or equal to 30.00	1	$74,575	0.11%
35.01 - 40.00	1	63,793	0.09
40.01 - 45.00	2	118,638	0.17
45.01 - 50.00	4	406,081	0.57
50.01 - 55.00	5	635,889	0.90
55.01 - 60.00	6	729,028	1.03
60.01 - 65.00	12	2,806,632	3.96
65.01 - 70.00	25	5,228,591	7.38
70.01 - 75.00	28	5,413,828	7.65
75.01 - 80.00	52	11,026,255	15.57
80.01 - 85.00	46	10,468,787	14.79
85.01 - 90.00	121	27,614,161	39.00
90.01 - 95.00	25	6,219,367	8.78
Total:	**328**	**$70,805,625**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 524	4	$795,576	1.12%
525 - 549	30	4,964,736	7.01
550 - 574	55	10,243,071	14.47
575 - 599	49	9,191,901	12.98
600 - 624	75	18,064,863	25.51
625 - 649	54	13,891,251	19.62
650 - 674	34	7,818,131	11.04
675 - 699	10	2,266,666	3.20
700 - 724	11	1,983,663	2.80
725 - 749	1	242,105	0.34
750 - 774	3	916,483	1.29
775 - 799	2	427,178	0.60
Total:	**328**	**$70,805,625**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Florida	82	$15,848,917	22.38%
New York	34	9,487,896	13.40
New Jersey	23	7,200,525	10.17
Georgia	30	6,674,142	9.43
Texas	15	3,690,294	5.21
South Carolina	16	3,356,699	4.74
Connecticut	11	2,923,615	4.13
North Carolina	17	2,865,319	4.05
Pennsylvania	14	2,667,302	3.77
Ohio	18	2,220,670	3.14
Tennessee	14	2,115,033	2.99
Colorado	5	2,062,229	2.91
Virginia	6	1,947,791	2.75
California	8	1,711,803	2.42
Massachusetts	5	1,231,226	1.74
Maryland	2	748,858	1.06
Mississippi	2	573,915	0.81
Alabama	7	553,690	0.78
Indiana	2	506,242	0.71
District of Columbia	3	474,476	0.67
Minnesota	2	467,095	0.66
Michigan	1	340,466	0.48
Kentucky	4	301,276	0.43
Illinois	1	248,869	0.35
Rhode Island	2	205,097	0.29
Missouri	2	139,580	0.20
Arizona	1	131,941	0.19
Louisiana	1	110,659	0.16
Total:	**328**	**$70,805,625**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status*	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	282	$63,431,449	89.59%
Investment	14	4,092,109	5.78
Second Home	32	3,282,067	4.64
Total:	**328**	**$70,805,625**	**100.00%**

*Based on mortgagor representation at origination.

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Stated Documentation	167	$42,815,663	60.47%
Full	159	27,754,759	39.20
No Documentation	2	235,203	0.33
Total:	**328**	**$70,805,625**	**100.00%**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	164	$35,150,574	49.64%
Purchase	141	31,042,395	43.84
Refinance - Rate Term	23	4,612,656	6.51
Total:	**328**	**$70,805,625**	**100.00%**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	226	$47,549,682	67.16%
PUD	67	18,408,969	26.00
2-4 Family	22	3,584,454	5.06
Condo	13	1,262,520	1.78
Total:	**328**	**$70,805,625**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
May 2004	1	$128,479	0.25%
June 2004	1	321,194	0.62
August 2004	8	1,981,735	3.84
September 2004	22	5,914,167	11.45
October 2004	30	7,181,241	13.90
November 2004	12	2,452,178	4.75
December 2004	22	5,396,354	10.45
January 2005	29	6,745,454	13.06
February 2005	15	3,553,935	6.88
March 2005	24	7,073,119	13.69
April 2005	20	4,271,346	8.27
May 2005	18	4,035,171	7.81
June 2005	17	2,602,869	5.04
Total:	**219**	**$51,657,241**	**100.00%**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	$371,734	0.72%
5.500 - 5.999	3	1,019,823	1.97
6.000 - 6.499	4	1,036,178	2.01
6.500 - 6.999	14	3,854,345	7.46
7.000 - 7.499	33	8,865,866	17.16
7.500 - 7.999	27	7,226,599	13.99
8.000 - 8.499	64	17,385,758	33.66
8.500 - 8.999	34	5,700,220	11.03
9.000 - 9.499	27	5,008,895	9.70
9.500 - 9.999	9	848,341	1.64
10.000 - 10.499	2	203,184	0.39
10.500 - 10.999	1	136,297	0.26
Total:	**219**	**$51,657,241**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 - 11.999	1	$371,734	0.72%
12.000 - 12.499	3	1,019,823	1.97
12.500 - 12.999	9	2,932,590	5.68
13.000 - 13.499	16	3,704,523	7.17
13.500 - 13.999	34	9,769,290	18.91
14.000 - 14.499	29	7,473,042	14.47
14.500 - 14.999	61	14,313,275	27.71
15.000 - 15.499	28	5,831,839	11.29
15.500 - 15.999	25	4,751,664	9.20
16.000 - 16.499	10	1,248,124	2.42
16.500 - 16.999	2	191,508	0.37
17.000 - 17.499	1	49,829	0.10
Total:	**219**	**$51,657,241**	**100.00%**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	1	$371,734	0.72%
6.000 - 6.499	3	1,019,823	1.97
6.500 - 6.999	9	2,932,590	5.68
7.000 - 7.499	16	3,704,523	7.17
7.500 - 7.999	34	9,769,290	18.91
8.000 - 8.499	29	7,473,042	14.47
8.500 - 8.999	61	14,313,275	27.71
9.000 - 9.499	28	5,831,839	11.29
9.500 - 9.999	25	4,751,664	9.20
10.000 - 10.499	10	1,248,124	2.42
10.500 - 10.999	2	191,508	0.37
11.000 - 11.499	1	49,829	0.10
Total:	**219**	**$51,657,241**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3	219	$51,657,241	100.00%
Total:	**219**	**$51,657,241**	**100.00%**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	47	$10,182,282	14.38%
6	6	910,652	1.29
12	40	10,051,431	14.20
24	164	37,428,526	52.86
36	70	12,100,792	17.09
60	1	131,941	0.19
Total:	**328**	**$70,805,625**	**100.00%**


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